Bridgewater Place • Post Office Box 352
Grand Rapids, Michigan 49501-0352
Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com
October 5, 2010
Filed Via Edgar
Michael Seaman
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4561

Re:	Independent Bank Corporation Registration Statement on Form S-1 File No. 333-169200
Dear Mr. Seaman:
          On behalf of Independent Bank Corporation, a Michigan corporation (“IBC”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 27, 2010 with respect to the above-referenced registration statement on Form S-1, filed by IBC on September 3, 2010 (the “Registration Statement”), in connection with the resale of its shares of common stock by Dutchess Opportunity Fund, II, LP (“Dutchess”), pursuant to an Investment Agreement between IBC and Dutchess, dated July 7, 2010 (the “Investment Agreement”).
          In connection with this response, IBC is also filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the responses set forth below, as appropriate.
          To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 1.
Grand Haven • Grand Rapids • Kalamazoo • Lansing • Novi

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

Registration Statement on Form S-1
General
1.	Please confirm, if true, that Dutchess is irrevocably bound to purchase all shares underlying the equity line agreement.
          We confirm that, except for conditions outside Dutchess’ control, Dutchess is irrevocably bound to purchase the securities if and when IBC exercises a put under the Investment Agreement.
2.	Please confirm, if true, that neither the company nor Dutchess has the ability to renegotiate terms of the agreement after filing or effectiveness of the registration statement.
          We confirm that neither IBC nor Dutchess has the ability unilaterally to renegotiate the terms of the Investment Agreement. Under Section 12(F) of the Investment Agreement, the Investment Agreement may be amended only by an instrument in writing signed by IBC and Dutchess. We acknowledge the Staff’s position that, if the parties mutually determine to renegotiate the terms of the Investment Agreement, IBC would need to withdraw the Registration Statement and re-file another registration statement after the parties have completed a new agreement.
Prospectus Cover Page
3.	Please revise to disclose the percentage of the company’s outstanding securities the shares being registered represents.
          We have made this revision to Amendment No. 1. Please see the revision on the prospectus cover page.
Summary
4.	Please revise to include the information contained in the Summary section of your registration statement on Form S-1 (File No. 333-168032) to the extent that it is not specifically related to the public offering. Also include detailed descriptions of your capital plan and your December 2009 board resolutions similar to those contained in the public offering registration statement, including a description of the consequences of failure to comply with the capital requirements established by the resolutions. Finally, include a Selected Financial Information section in your filing that takes into account your August 2010 stock split.

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

          We have made these revisions to Amendment No. 1. Please see the revisions on pages 4 through 17 and on pages 18 and 19.
Equity Line with Dutchess, page 5
5.	Please review and revise this section to eliminate unnecessary repetition. In this regard, we note that the information contained in the first sentence of the second paragraph is nearly identical to the information contained in the first paragraph. Also confirm that all material aspects of the Equity Line, Investment Agreement and Registration Rights Agreement are discussed.
          We have made these revisions to Amendment No. 1. Please see the revisions on pages 6 and 7. We confirm that all material aspects of the Equity Line, Investment Agreement and Registration Rights Agreement are discussed in Amendment No. 1.
6.	In the last sentence of the third paragraph you say that you “have no obligation to seek or obtain shareholder approval to issue shares of [your] common stock in excess of approximately 1,502,468.” In light of your disclosures elsewhere regarding shareholder approval, please explain this statement.
          We have clarified this disclosure in Amendment No. 1. Please see the revision on page 6. IBC is only obligated to obtain shareholder approval to comply with NASDAQ Marketplace Rule 5635 as a condition precedent to issuing more than approximately 1,502,468 shares to Dutchess, which it is under no obligation to do.
7.	We note the $15 million principal amount that is available under the equity line agreement. Please revise to include a discussion of the likelihood that the company will receive, or need, the full amount of proceeds available under the equity line agreement.

We have made this revision to Amendment No. 1. Please see the revision on page 7.
8.	Please revise to disclose any fees or commissions the company paid to enter into the equity line, whether in cash or securities. Also, disclose any fees and commissions payable at the time of any put.

We have made this revision to Amendment No. 1. Please see the revision on page 7.

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

Risk Factors
General
9.	It does not appear that Dutchess is contractually barred from engaging in short selling or other hedging transactions with respect to the company’s common stock. Please include a risk factor noting, if accurate, that Dutchess may engage in such activities. Also, discuss the effects such activities may have on the market price of the company’s common stock.
          Dutchess may not engage in short selling with respect to IBC’s securities as provided in Section 3(C) of the Investment Agreement and we have revised the Summary section of Amendment No. 1 accordingly. Please see the revision on page 7. Dutchess is not contractually barred from engaging in other hedging transactions, however, so we have included an appropriate risk factor in Amendment No. 1. Please see the revision on page 20.
Each issuance of our common stock under the Equity Line.... page 6
10.	Please revise this risk factor to include an example of the anti-dilution adjustments to your preferred stock and warrants.
          Upon further review of the applicable agreements and subject to the confirmation of the United States Department of the Treasury (the “Treasury”), IBC believes that any issuance of IBC’s common stock to Dutchess pursuant to the Equity Line will not cause an anti-dilution adjustment under IBC’s Series B Convertible Preferred Stock or IBC’s amended and restated Warrant. As a result, we have removed this risk factor from Amendment No. 1. However, IBC does not intend to request acceleration of effectiveness of the Registration Statement until it has received the Treasury’s concurrence with this analysis.
We may not be able to access sufficient funds under the Equity Line when needed.... page 6
11.	Please revise this risk factor to address the following:
•	Describe the limitations on your ability to put shares to Dutchess imposed by the Investment Agreement.

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

•	Reconcile the apparent inconsistency between your disclosure in this risk factor regarding the 4.99% ownership limitation and the following language from Section 2(J) of the Investment Agreement: “...provided that this sentence shall not be deemed to limit, reduce, or otherwise affect the Investor’s obligation to purchase Shares pursuant to this agreement upon receipt of a Put Notice from the Company.”
          We have made these revisions to Amendment No. 1. Please see the revisions on pages 20 and 21. We removed the disclosure regarding the 4.99% ownership limitation because such limitation does not affect Dutchess’ obligation to purchase securities under the Investment Agreement. Rather, to the extent that Dutchess would beneficially own more than 4.99% of IBC’s common stock after giving effect to an exercise of a put, Dutchess would be required to dispose of a sufficient number of such shares prior to the issuance by IBC to comply therewith or otherwise be in breach of the Investment Agreement. IBC does not believe the likelihood of any such breach, or the likely consequences in the event of any such breach, warrants a risk factor.
Certain Management Relationships and Benefits
Certain Relationships and Related Transactions, page 13
12.	We note your disclosure that the loans and commitments to directors and executive officers were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons. If true, please confirm and revise your disclosure to indicate that the loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.
          We confirm and have made this revision to Amendment No. 1. Please see the revision on page 28.
Selling Stockholder, page 14
13.	Please include a statement, if accurate, that Dutchess’ obligations under the agreement are not transferable.

We have made this revision to Amendment No. 1. Please see the revision on page 29.

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

14.	Please revise the table to show the amount and percentage of stock owned by the selling shareholder assuming the maximum number of shares issuable under the Investment Agreement is issued.
          As discussed with the Staff on September 28, 2010, we believe the table is accurate as presented in the original filing because we expect, based on statements by Dutchess, that Dutchess would resell all of the shares of IBC’s common stock that IBC issues to Dutchess under the Investment Agreement, if any. In other words, we do not expect Dutchess to beneficially own any such shares after the offering contemplated by the Registration Statement.
Plan of Distribution, page 14
15.	Please revise to include disclosure regarding any short selling and any other hedging activities that Dutchess may engage in, or has engaged in, with regard to the company’s securities.
          As discussed above in IBC’s response to comment 9, although Dutchess may not engage in short selling with respect to IBC’s securities as provided in Section 3(C) of the Investment Agreement, Dutchess is not contractually barred from engaging in other hedging transactions. Thus, we have made this revision to Amendment No. 1. Please see the revision on page 30.
* * * * *
          IBC has advised us that it acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IBC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	IBC may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2010

          If you have any questions regarding this letter or Amendment No. 1, please contact me at (616) 336-6851, Seth Ashby at (616) 336-6726, or Robert Shuster, Chief Financial Officer of IBC, at (616) 522-1765.
Very truly yours,
Varnum LLP
Kimberly A. Baber
c:      Robert N. Shuster